RALLY

Bill of Sale

As of February 11, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and PWCC Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#87JORDAN
Description:	1987 Fleer Michael Jordan Card #59 graded PSA GEM MT 10
Total Acquisition Cost:	$ 45,100.00
Consideration: Cash (%) Equity (%) Total	$ 45,100.00(100%) $ 0 (0%) $ 45,100.00(100%)